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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Points International Ltd.:

We consent to the use of:

  our Independent Auditors’ Report of Independent Registered Public Accounting Firm dated March 8, 2017 on the consolidated financial statements of Points International Ltd., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

  our Report of Independent Registered Public Accounting Firm dated March 8, 2017 on Points International Ltd.’s internal control over financial reporting as of December 31, 2016,

each of which is incorporated by reference in this annual report on Form 40-F of Points International Ltd. for the fiscal year ended December 31, 2016.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-172806 on Form S-8 of Points International Ltd.

Chartered Professional Accountants, Licensed Public Accountants

March 8, 2017
Toronto, Canada

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